SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez

Chief Executive Officer

1401 Harbor Bay Parkway

Alameda, California 94502

(510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025-3656

(650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following paragraphs immediately prior to the last paragraph of the section entitled “Litigation”:

“On April 11, 2011, a putative class action lawsuit captioned Andal v. Celera Corp., et al., was filed in the United States District Court for the Northern District of California. The complaint names as defendants the members of the Company Board, as well as the Company, Parent and Purchaser. The plaintiff alleges that the Company and its directors violated section 14(e) of the Securities Exchange Act of 1934 by filing a materially misleading Schedule 14D-9, that the Company’s directors breached their fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, that Parent, the Company and its directors aided and abetted those alleged breaches of fiduciary duty, and further claims that the Company and its directors violated section 20(a) of the Securities Exchange Act of 1934 by aiding and abetting those alleged breaches of fiduciary duty. The complaint alleges that the Offer and Merger between the Company and Parent involves an unfair price, an inadequate sales process and unreasonable deal protection devices, that defendants agreed to the transactions to benefit themselves personally, and that the Schedule 14D-9 fails to adequately disclose information relating to the opinion provided by Credit Suisse to the Company’s Board. The complaint seeks injunctive relief, including to enjoin the Offer and Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. The Company believes the plaintiff’s allegations lack merit, and will contest them vigorously.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following sentence in place of the last sentence in the second paragraph of the section entitled “Regulatory Approvals”:

“The waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m. New York City time on April 12, 2011, without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 13, 2011